UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

FIRST CHINA PHARMACEUTICAL GROUP, INC.
(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation)	333-151212 (Commission File No.)	74-3232809 (IRS Employer Identification No.)

800 Bellevue Way, Suite 400, Bellevue, Washington 98004
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code:  (425)646-2391

Approximate Date of Mailing:  August 9, 2010

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES
AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF FIRST CHINA
PHARMACEUTICAL GROUP, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record of shares of common stock of First China Pharmaceutical Group, Inc. (the “Company”, “we”, “us” or “our”), a Nevada corporation, as of August 9, 2010, pursuant to the requirements of Section 14(f) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with a proposed share exchange transaction between our Company, on the one hand, and First China Pharmaceutical Group Limited, a company organized under the laws of Hong Kong (“FCPG HK”), Kun Ming Xin Yuan Tang Pharmacies Co., Ltd., a company organized under the laws of the People’s Republic of China (“PRC”) and wholly owned subsidiary of FCPG HK (“XYT”) and Douglas Billingsley, the sole shareholder of FCPG HK, on the other hand (the “Share Exchange”).  Pursuant to the proposed terms of the Share Exchange, the Company will acquire all of the issued and outstanding shares of FCPG HK in exchange for FCPG HK’s shareholder acquiring no less than twenty-five percent (25%) of the Company's issued and outstanding common stock.  As a result, FCPG HK and XYT would become wholly owned subsidiaries of the Company.  As a condition of the Share Exchange, there will be a change in the Company's Board of Directors prior to the closing of the Share Exchange.

The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the Letter of Intent related to the Share Exchange dated May 14, 2010 filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 17, 2010.  The Company intends to file another Current Report on Form 8-K upon the execution of a definitive agreement relating to the Share Exchange.

In connection with the Share Exchange, Mr. Zhen Jiang Wang will join our Board of Directors (the “Incoming Director”).  Upon the Share Exchange, it is anticipated that Mr. Roderick Macutay will resign from our Board of Directors.  This Information Statement is being mailed on or about August 9, 2010 to all holders of record on such date.  A stockholder vote is not required and will not be taken with respect to the appointment of the new director.  You are not required to take any action with respect to the appointment of the new director.

Voting Securities

There are currently issued and outstanding 45,000,000 shares of our Common Stock, par value $0.001 per share.  Each stockholder is entitled to one vote per share of Common Stock held on all matters to be voted on.  The Company has no other securities outstanding.

Change in Control

There has been no change in control of our Company since the beginning of our last fiscal year and there are no existing arrangements that may result in a change in control.

Directors

The following table sets forth certain information for the proposed Incoming Director of the Company after the forthcoming change in directors.

Name	Age	Position
Zhen Jiang Wang	53	Director

Zheng Jiang Wang, Director

Mr. Wang founded XYT in 2002, served as its general manager until 2009, and is currently serving as its Executive Director.  Prior to establishing XYT, Mr. Wang served as Vice President of the Sales Department of Yun Nan Provincial Pharmacies Co., Ltd from 1998 to 2001, general manager of Yun Nan Tuo Xin Equipments and Electronics Trading Co. Ltd from 1994 to 1997, and prior to that, as Executive Director of Kun Ming Feng Ning Department Store. Mr. Wang is a 1994 graduate from He Bei Architecture Institute in the People’s Republic of China, majoring in Architecture Engineering.  Mr. Wang was appointed to the Company’s Board of Directors due to his tremendous knowledge of the pharmaceutical industry in China, as well as his corporate leadership experience in China.  The Company believes that Mr. Wang’s knowledge of the pharmaceutical business environment of the PRC will be an invaluable resource as the Company seeks to expand its business in the PRC.

Certain Relationships and Transactions

There are no family relationships between any of our current directors or executive officers and the Incoming Director.  To our knowledge, the Incoming Director is not currently a director of the Company and the Incoming Director does not hold any other positions with the Company nor has been involved in any material proceeding adverse to the Company or any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

Although we have not adopted a Code of Ethics, we rely on our board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.  These policies and procedures are not evidenced in writing.

Terms of Office

The Company’s directors are appointed for a one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.  The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

Involvement in Certain Legal Proceedings

Our current directors and executive officers and Incoming Director have not been involved in any of the following events during the past ten years:

1.
A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.
Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5.
Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.
Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.
Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.
Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Committees of the Board

Our current Board of Directors held no formal meetings during the 12 month period ended December 31, 2009.  All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors.  Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the bylaws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.  We do not presently have a policy regarding director attendance at meetings.

We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions.  Due to the size of our board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors.  We do not have an audit, nominating or compensation committee charter as we do not currently have such committees.  We do not have a policy for electing members to the board.  The company has chosen to adopt NASD’s definition of independent director.  Neither our current nor proposed Incoming Director are independent directors as defined in the NASD listing standards.

After the change in the Board of Directors, it is anticipated that Board of Directors will form separate compensation, nominating and audit committees, with the audit committee including an audit committee financial expert.

Audit Committee

Our current Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Exchange Act. Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the proposed Incoming Director until such time as a separate audit committee has been established.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 delivered to us as filed with the Securities Exchange Commission during our most recent fiscal year, our executive officers and directors, and persons who own more than 10% of our Common Stock or Preferred Stock failed to timely file the following reports required pursuant to Section 16(a) of the Securities Exchange Act:

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company.  Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.

In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business.  Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

In carrying out its responsibilities, the Board will consider candidates suggested by stockholders.  If a stockholder wishes to formally place a candidate’s name in nomination, however, he or she must do so in accordance with the provisions of the Company’s bylaws.  Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o First China Pharmaceutical Group, Inc., 800 Bellevue Way, Suite 400, Bellevue, Washington 98004.

Board Leadership Structure and Role on Risk Oversight

Mr. Aidan Hwuang currently serves as the Company’s principal executive officer.  Subsequent to the forthcoming change in directors, it is anticipated that Mr. Wang will serve as our chairman.  At present, we have determined this leadership structure is appropriate for the Company due to our small size and limited operations and resources.  Our Board of Directors will continue to evaluate the Company’s leadership structure and modify as appropriate based on the size, resources and operations of the Company.

Our Board of Directors are exclusively involved in the general oversight of risks that could affect our Company.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors.  Directors are not paid for meetings attended.  All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Executive Compensation

No director, officer or employee received compensation during the last fiscal year.

Security Ownership of Principal Stockholders, Directors, and Officers

The Company has only one class of stock outstanding, its common stock.  The table below sets forth the number and percentage of shares of our common stock owned as of August 9, 2010, by the following persons: (i) stockholders known to us who own 5% or more of our outstanding shares, (ii) each of our officers and Directors, and (iii) our officers and Directors as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class (1)
Directors and Executive Officers
Mr. Aidan Hwuang (2) President, Chief Financial Officer, and Director 800 Bellevue Way, Suite 400 Bellevue, Washington 98004	0	0.0%

Mr. Roderick C. Macutay (3) Director 800 Bellevue Way, Suite 400 Bellevue, Washington 98004	12,500,000	27.8%

All Officers and Directors as a Group	12,500,000	27.8%

5% Stockholders
Mrs. Tina Suava(4) B3 L11 Kristina Homes Brgy Sta Cruz Antipolo City, Rizal Philippines	12,500,000	27.8%

(1)	Based on 45,000,000 shares of our common stock outstanding as of August 9, 2010.

(2)
On June 7, 2010, Mr. Aidan Hwuang was appointed to the Company’s Board of Directors, and on June 8, 2010, Mr. Hwuang was appointed as the Company’s President, Chief Financial Officer, and Secretary.  Mr. Hwuang did not beneficially own any shares of the Company’s common stock as of August 9, 2010.

(3)
On June 8, 2010, Mr. Macutay resigned as President and Treasurer of the Company.  As of August 9, 2010, Mr. Macutay continues to serve as a member of the Company’s Board of Directors, although it is anticipated that Mr. Macutay will resign from the Company’s Board of Directors upon the consummation of the Share Exchange.

(4)	On June 8, 2010, Mrs. Suava resigned as Secretary and Director of the Company.

Other Information

We file periodic reports, proxy statements and other documents with the Securities and Exchange Commission.  You may obtain a copy of these reports by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at 800 Bellevue Way, Suite 400, Bellevue, Washington 98004

First China Pharmaceutical Group, Inc.
By Order of the Board of Directors

/s/ Aidan Hwuang
Director, President and Chief Financial Officer